

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

April 14, 2015

<u>Via E-mail</u>
Ms. Pamela Sergeeff
General Counsel
Rovi Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

> **Re: Rovi Corporation**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed April 13, 2015**
> **File No. 000-53413**

Dear Ms. Sergeeff:

We have reviewed your filings and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

- "Yet there is a dissident attempting to disrupt the significant progress that your Company has made at this important time."

- "Engaged Capital's criticisms are unfounded and outdated."

- "Engaged Capital's proxy materials and public statements about Rovi and its Board of Directors are misleading at best."

- "Engaged Capital has made a number of misleading statements with respect to stock ownership levels …."

- "Moreover, Engaged Capital's own trading activities in Rovi, as disclosed, evidence a distressing mix of buying and selling, as opposed to long-term investment."

- "With a slate of inexperienced directors, stale criticisms, and no strategic plan for the Company, Engaged Capital's value proposition is unclear and dangerous at best."

Please provide supplemental support for the following statement with your response:

- "We firmly believe that continuing to follow our strategic plan –<u>which has received broad support from our own stockholders</u> …." (emphasis added)

2.   Disclosure indicates that the company expects "double-digit revenue growth by 2016, driven by major license renewals" and "double-digit revenue growth in 2017 based on opportunities in both our IP and Products businesses in 2017." Disclosure also indicates

that the company anticipates "an Adjusted EBITDA margin of 40% in fiscal 2015."
With a view toward clarifying disclosure in future soliciting material, please advise us of
the consideration given to whether disclosure of these projections requires additional
disclosure pursuant to Regulation S-K Item 10(b)(2) and (3). We may have additional
comments after we review your response.

3.   Please also advise us, with a view toward providing revised disclosure in future soliciting
material, of the consideration given to whether disclosure of Adjusted EBITDA margin
requires additional disclosure pursuant to Rule 100(a) of Regulation G and Item 10(e) of
Regulation S-K. We may have additional comments after we review your response.

You may contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-
3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Jon Gavenman, Esq.
        Cooley LLP